

May 14, 2012

<u>Via E-mail</u>
Christine M. Day
Chief Executive Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J1C7

> **Re:** **lululemon athletica inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2012**
> **Filed March 22, 2012**
> **File No. 001-33608**

Dear Ms. Day:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

<u>Results of Operations, page 30</u>

<u>Comparison of Fiscal 2011 to Fiscal 2010, page 30</u>

<u>Income from Operations, page 33</u>

1. We note you present "income from operations before general corporate expenses" by operating segment for the periods presented. We also note the tables you provide on pages 33 and 37 do not include the amount of general corporate expenses as reconciling items. Please confirm to us that you will, in future filings, ensure your segment discussion in Management's Discussion and Analysis provides a complete discussion of

the reconciling items (e.g. general corporate expenses). Refer to Question 104.02 of Compliance & Disclosure Interpretations for Non-GAAP financial measures.

2.   We note you refer to "net income" in your segment discussion on page 33 while presenting tables of "income from operations before general corporate expenses" by segment. Please clarify the differences between "net income" and "income from operations before general corporate expenses" in your discussion, if any. Alternatively, confirm to us that you will replace "net income" with "income from operations before general corporate expense" in future filings.

Notes to the Consolidated Financial Statements, page 53

4.   Property and Equipment, page 60

3.   You present in your table for fiscal 2011 the addition of $60.0 million in land as well as $5.0 million in buildings, however, it is unclear what these additions relate to. Based on the disclosure of fiscal 2011 and 2010 acquisitions on pages 60 and 61, it does not appear to be a result of the reacquired franchised stores or the increase in your investment of lululemon Australia Pty. We further note your liquidity discussion of investing activities only discusses the above items as well as capital expenditures for your corporate-owned stores of $34.1 million. Please provide us draft disclosure, to be included in future filings, that discusses what the fiscal 2011 land and building purchases relate to and how these purchases are reflected in your statement of cash flows and discussed in liquidity.

15. Income Taxes, page 70

4.   Please provide draft disclosure, to be included in future filings, of the components of income (loss) before income tax expense as either domestic or foreign for the periods presented pursuant to Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christine M. Day
lululemon athletica inc.
May 14, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve S. Lo, Staff Accountant at 202-551-3394 or Melissa N. Rocha, Accounting Branch Chief at 202-551-3854 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining